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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                       of

                                   Form 10-QSB
                         For Period Ended April 30, 2000

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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing referenced above, identify the Item(s) to which the notification relates:_____________________.

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                         PART I. REGISTRANT INFORMATION

                             Kideo Productions, Inc.
                            (Full Name of Registrant)

                             611 Broadway, Suite 523
           (Address of Principal Executive Office--Street and Number)

                            New York, New York 10012
                           (City, State and Zip Code)

           Delaware                     0-28158                13-3729350
 (State or other jurisdiction       (Commission File         (IRS Employer
       of incorporation)                 Number)           Identification No.)

                         PART II. RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|x| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|x| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or 10-QSB or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The registrant could not timely file its Form 10-QSB for the quarterly period ended April 30, 2000, due principally to this factor, which the registrant could not have eliminated without unreasonable effort or expense: The registrant experienced unanticipated delays in closing its books for the quarter then ended.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

      Richard D. Bulman, Secretary--Chief Financial Officer, 212-505-6605.

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months, or for such shorter period that the registrant was required to file such reports, been filed? If the answer is no, identify report(s).

      |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The registrant's explanation of anticipated change is as follows: The registrant will report that sales for the quarterly period ended April 30, 2000 declined 62% to $348,000 as compared to $902,000 in the corresponding period for 1999. The registrant anticipates reporting a net loss of approximately $606,000 ($0.15 loss per share) in the current quarter as compared to a net loss in the prior quarter ended April 30, 1999 of $523,000 ($0.14 loss per share).

      The Company has failed to make interest and principal payments due on certain promissory notes and consequently these financings are in default. The Company was unable to and did not make interest payments due on September 30th, 1999, December 31, 1999 and March 31, 2000 on certain promissory notes issued in May 1999 (the "May Note") and August 1999 (the "August Note"). The interest payments (including penalties for non-payment) due on the May note and the August note were $153,949 and $20,657, respectively. The principal on the May note was due to be repaid in four tranches commencing on February 15th 2000 and ending on May 15, 2000. The company failed to make any of the payments and the full principal amount of $1,400,000 plus accrued interest and penalties remains outstanding. The total liability relating to the May 99 financing is $1,553,950. The Company failed to make a principal repayment due May 31, 2000 of $45,000 relating to the August note. The Company is required to make further principal repayments on the August Note totaling $255,000 on or before August 31, 2000. Under the terms of the August Note the Company is required to pay penalty interest on any amount of principal or interest that is due but unpaid.

      Pursuant to the terms of the notes, upon the event of default, the entire indebtedness and accrued interest, at the option of the holder, will become immediately due and payable. In addition, the Company has signed a security agreement whereby the noteholders were granted a security interest in all of the Company's assets. To date no action has been taken by the noteholders in regard to the default on the May & August notes.

                                   SIGNATURES

Kideo Productions, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2000


By: /s/ Richard D. Bulman
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        Richard D. Bulman
        Secretary--Chief
        Financial Officer